

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 23, 2006

Mr. Mark E. Jones, III
Chief Executive Officer
Brazauro Resources Corporation
1500 – 701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6

> **Re:**   **Brazauro Resources Corporation**
> **Form 10-K for Fiscal Year Ended January 31, 2005**
> **Filed May 2, 2005**
> **Form 10-Q for Fiscal Quarters Ended April 30, 2005, July 31, 2005,**
> **and October 31, 2005**
> **Filed June 15, 2005, September 14, 2005 and December 16, 2005**
> **Response Letter Dated March 3, 2006**
> **File No. 0-21968**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2005

Financial Condition and Capital Resources, page 14

1.   We have reviewed your response to prior comment one and note that the total column does not appear to agree with the sum of the payments set-forth in your table. Please revise as appropriate.

Consolidated Statement of cash flows, page 27

2.	We note that you have restated your fiscal year 2004 statement of cash flows for Canadian GAAP purposes in response to prior comment five, although you do not make reference to this restatement under note two to your Canadian GAAP financial statements. We also note that your US GAAP reconciliation does not appear to reflect this restatement. As such, it appears you will need to further revise your presentation and disclosures to describe this restatement as a correction of an error under note 16, and expand note two to your financial statements, prepared under Canadian GAAP, to describe the restatement. Additionally, it is unclear why your auditors' report does not reference your restatement and reflect dual dating. Please refer to the CICA Assurance Handbook, Section 5405.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Jonathan Duersch at (202) 551-3719, or Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

				Sincerely,

				Jill S. Davis
				Branch Chief